Northridge Corporation

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ADDENDUM TO BY-LAWS OF NORTHRIDGE CORPORATION – A Pennsylvania Corporation

ARTICLE VI – SHARES OF STOCK: (Section 1528)

Pursuant the Board of Directors Resolution as confirmed by the minutes of July 18, 2019;

RESOLVED, that the Corporation has authorized 10,000,000 shares, $0.01 par value common stock into classes: 5,000,000 common shares and designated as Class A – Voting, and 5,000,000 common shares designated as Class B – Nonvoting.

As stated in this Addendum only Class A holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote as shareholders. Class B shares have no voting rights.

The Corporation by Board of Directors Resolution can at any time change the voting privileges and the amount of Class A and Class B shares issued within the maximum of shares authorized for issuance by corporate charter.

Additionally, holders of Class A forfeit their voting rights when such shares are sold or distributed into the public market. Upon this circumstance, the Class A common stock becomes permanently Class B common stock.